# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: C4 Therapeutics, Inc., CIK 0001662579
CUSIP: 12529R107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 490 Arsenal Way, Suite 120, Watertown, Massachusetts (MA), 02472
Date of event which requires filing of this statement: 10/17/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001773187

## Reporting persons
- Bain Capital Life Sciences Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 991,188; sole dispositive power 0; shared dispositive power 991,188; aggregate amount beneficially owned 991,188 (1.07% of the class)
- BCIP Life Sciences Associates, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 120,722; sole dispositive power 0; shared dispositive power 120,722; aggregate amount beneficially owned 120,722 (0.13% of the class)
- BCLS II Equity Opportunities, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,060,000; sole dispositive power 0; shared dispositive power 6,060,000; aggregate amount beneficially owned 6,060,000 (6.25% of the class)

## Item 1. Issuer
Name of issuer: C4 Therapeutics, Inc.
Address of issuer's principal executive offices: 490 Arsenal Way, Suite 120, Watertown, Massachusetts 02472

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed jointly by Bain Capital Life Sciences Fund II, L.P., a Cayman Islands exempted limited partnership ("BCLS Fund II"), BCIP Life Sciences Associates, LP, a Delaware limited partnership ("BCIPLS"), and BCLS II Equity Opportunities, LP, a Delaware limited partnership ("BCLS II Equity" and, together with BCLS Fund II and BCIPLS, the "Reporting Persons").

Bain Capital Life Sciences Investors, LLC, a Delaware limited liability company ("BCLSI"), is the manager of Bain Capital Life Sciences Investors II, LLC, a Cayman Islands limited liability company ("BCLSI II"), which is the general partner of BCLS Fund II.

Boylston Coinvestors, LLC, a Delaware limited liability company ("Boylston"), is the general partner of BCIPLS. BCLSI governs the investment strategy and decision-making process with respect to investments held by BCIPLS.

BCLS II Equity Opportunities GP, LLC, a Delaware limited liability company ("BCLS II Equity GP" and, together with the Reporting Persons, BCLSI, BCLSI II and Boylston, the "Bain Capital Life Sciences Entities"), whose manager is BCLS Fund II, is the general partner of BCLS II Equity.

As a result, BCLSI may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Persons.

The Reporting Persons have entered into a Joint Filing Agreement, dated October 24, 2025, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.
Address of principal business office or, if none, residence: The principal business address for each of the Bain Capital Life Sciences Entities is 200 Clarendon Street, Boston, Massachusetts 02116.
Citizenship: See Item 2(a) hereof.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the date hereof, (i) BCLS Fund II holds 991,188 shares of Common Stock; (ii) BCIPLS holds 120,722 shares of Common Stock; and (iii) BCLS II Equity holds 2,020,000 shares of Common Stock and warrants to purchase an aggregate of 4,040,000 Common Stock. As a result of the foregoing and the relationships described in Item 2(a), the Reporting Persons may be deemed to collectively beneficially own an aggregate of 7,171,910 shares of Common Stock, representing approximately 7.4% of the outstanding Common Stock. BCLS II Equity is prohibited from exercising the warrants to purchase Common Stock if, as a result of such exercise, the Reporting Persons would beneficially own more than 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to the exercise.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 92,902,083 shares of Common Stock outstanding, as reported by the Issuer in its prospectus supplement filed with the Securities and Exchange Commission on October 16, 2025 and (ii) 4,040,000 shares of Common Stock issuable upon the exercise of warrants held by BCLS II Equity.
Percent of class: See Item 4(a) hereof.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: See Item 4(a) hereof.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: See Item 4(a) hereof.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Bain Capital Life Sciences Fund II, L.P.: /s/ Andrew Hack, Andrew Hack, Partner of Bain Capital Life Sciences Investors, LLC (10/24/2025)
- BCIP Life Sciences Associates, LP: /s/ Andrew Hack, Andrew Hack, Authorized Signatory of Boylston Coinvestors, LLC (10/24/2025)
- BCLS II Equity Opportunities, LP: /s/ Andrew Hack, Andrew Hack, Partner of Bain Capital Life Sciences Investors, LLC (10/24/2025)